82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 MAR 26 AM 7:21

Santos

04010903

Date: Wed 24 Mar 2004 08:17:53 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos targets growing Cooper Basin oil production

Number of pages (incl. cover sheet): 4

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MAR 29 2004
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Santos
www.santos.com

newsrelease

25 March, 2004

Santos targets growing Cooper Basin oil production

Santos Limited today announced that it is targeting growing oil production from its Cooper Basin assets.

Speaking at a PESA symposium in Adelaide today, Santos' Exploration Manager Central Business Unit, Mr John Chambers, said that after a 17 year period of decline, Cooper Basin oil production was expected to be stable in 2004 and then to grow from 2005.

This positive outlook for the Basin coincides with Santos marking its 50th year of operations in 2004.

The recently discovered Reg Sprigg oil field, named after a Santos pioneer, will be one of the contributors to stronger oil production.

Mr Chambers said the improving outlook reflected Santos' new strategy of more efficient use of its existing large infrastructure footprint in the Cooper Basin, combined with new technologies and production optimisation initiatives over the "old fields".

"We can move quickly and this is an advantage in the current environment of high oil prices," he said.

Reg Sprigg 3 success

The most recent success in creating new opportunities in existing acreage is the Reg Sprigg-3 appraisal well drilled this month.

"Reg Sprigg-3 is another example of the numerous bread-and-butter oil and gas fields available to Santos throughout the Cooper Basin," Mr Chambers said.

"This well flowed oil at nearly 3,000 barrels of oil per day (bopd) from two separate zones and gas at 9 million standard cubic feet per day," he said.

"It is further evidence of how the use of new technology and techniques to increase and maximise the return from the Cooper Basin, is opening up new plays."

Mr Chambers said the Reg Sprigg-3 discovery has implications for Santos' exploration acreage in South West Queensland and will be followed-up with a 3D seismic survey.

Other oil successes in 2003 included the Pelican-11 and Merrimelia-43 oil delineation wells drilled in August and October, which came on at initial rates of 4,600 and 5,680 bopd respectively.

Both these wells identified new oil pools in areas outside of previously mapped accumulations. Merrimelia-43 has produced in excess of 250,000 barrels since December.

Mr Chambers also told delegates that not only was Santos recovering more oil from the Basin but was also achieving it at a lower cost.

The cost of drilling, completing and connecting each oil well has been reduced by $500,000 in the JALBU project, while average drill times have been reduced from 9.2 days to 7.4 days per well.

Working with Independents

Mr Chambers said Santos was also working closely with joint venture partners and new Cooper Basin independents, to maximise economic production for all producers in the province.

"Santos' transport and processing facilities can play an important role in the future export of Cooper Basin product from existing or new reservoirs," he said.

Two-pronged approach

Mr Chambers said Santos as Operator of the Cooper Basin joint venture, was using a two-pronged approach to increase overall oil production.

The first approach was to increase production from existing fields through infill drilling and secondary oil recovery techniques such as water-floods within existing fields.

The second strategy was to focus on new opportunities now possible with better seismic definition. This included detailed reprocessing of 3D seismic surveys, sequential stratigraphic interpretation and more cost-effective 'fit-for-purpose' drilling rigs, to extract more product from the Basin.

Santos is employing new 3D seismic technology to image previously unseen details of reservoirs. This new technology, combined with advances in drilling and fracturing technology, is opening up reserves in previously inactive acreage.

Mr Chambers described success in the JALBU project, which focused on infill drilling and a pilot water-flood project within existing fields in the Murteree Horst Area south of Moomba. The project is a success, with more than 1,700 barrels of oil per day being realised. Further increases in this figure are likely through optimisation of facilities during 2004.

This is the first of a number of oil projects planned for the Cooper Basin.

1.5 billion barrels of oil originally in place

Mr Chambers told PESA delegates that at the time of discovery the Cooper Basin had around 1.5 billion barrels of oil originally in place with only 264 million barrels, equal to18%, recovered to the end of 2003.

"There is obviously a large prize to be gained from increased recovery rates", he said.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd
ABN 80 007 550 923
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
INVESTOR RELATIONS
Facsimile: 61 8 8218 5131
Telephone: 61 8 8218 5722
www.santos.com.au

04 MAR 25 AM 7:21

Santos

Facsimile

To:		**Fax:**	
From:	Investor Relations	**Return Fax:**	61 8 8218 5131
Date:	25 March 2004		
Subject:	News release - Weekly Drilling Summary	**No of pages:** (incl. this one)	5

(*IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61 8 8218 5722*)

Week Ending 25th March 2004

Wildcat Exploration Wells

Jeruk 1

Type	Exploration
Location	Offshore Indonesia Sampang PSC, East Java Basin. 35km WSW of the Oyong Field and some 40km SE of Surabaya.
Status at 0600hrs 25/03/04 (Jakarta Time)	Running wireline logs from 4876m. Jeruk-1 reached a total depth of 5027m. Lost drill pipe in the hole prevented the well from being drilled to the planned TD of 5250m. The well will be plugged and abandoned following completion of wireline logging operations. Santos (Sampang) Pty Ltd, operator of the PSC elected to conduct the drilling of the Jeruk-1 well as a sole risk operation with the remaining PSC joint-venturers, Coastal Indonesia Sampang Ltd and Cue (Sampang) Pty Ltd declining to participate. PT. Medco Sampang participated in the drilling programme by contributing to the well costs under a Well Participation Agreement.
Planned Revised Total Depth	5250m
Interest	Santos Group 50% PT Medco Sampang 50%
Operator	Santos Group

Enquiries:

Graeme Bethune
Investor Relations
Ph: 08 8218 5157
Mobile: 0419 828 617
Fax: 08 8218 5429

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 25th March, 2004 Santos Limited also participated in 6 delineation and 13 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 25th March 2004

Delineation Wells (Near Field Exploration / Appraisal Wells)

Exeter 5

Type	Deviated Oil Appraisal Well	
Location	Offshore WA, Carnarvon Basin WA-191P, surface location at the Exeter development manifold 1.0km SW of Exeter 1, and some 160km N of Dampier. Well trajectory designed to intersect objectives some 650m SW of the surface location.	
Status at 0400hrs (WST) 25/03/04	Operations suspended with rig crews evacuated for Tropical Cyclone Fay. The current depth is 1790m with 1183m progress for the week.	
Planned Total Depth	3900m	
Interest	Santos Group	33.3977%
	Kufpec	33.4023%
	Nippon Oil	25.0000%
	Woodside	8.2000%
Operator	Santos Group	

Merrimelia 44

Type	Near Field Oil Exploration	
Location	South Australia, Cooper Basin PPL 17, former Merrimelia Innamincka Block, 0.29km NNE of Merrimelia 43, 0.47km NNW of Merrimelia 17 and some 35km N of the Moomba Gas Plant.	
Status at 0600hrs 25/03/04	Drilling ahead. The current depth is 1835m with 897m progress for the week.	
Planned Total Depth	1942m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources	4.75 %
	Basin Oil NL	2.10 %
Operator	Santos Group	

Gaddis Word 1

Type	Gas Appraisal	
Location	Texas, USA Mikeska Field, Live Oak County.	
Status at 0600hrs 24/03/04 (Houston Time)	Running production casing. The well reached a total depth of 3597m with 461m progress for the week.	
Planned Total Depth	3600m	
Interest	Santos Group	57.0% WI
Operator	Santos Group	

BP America 1

Type	Gas Delineation	
Location	Texas, USA Raywood Field, Liberty County.	
Status at 0600hrs 24/03/04 (Houston Time)	Preparing to run intermediate casing string. The current depth is 2922m with 505m progress for the week.	
Planned Total Depth	4010m	
Interest	Santos Group	25.0% WI
Operator	Carizzo	

During the week ending 25th March, 2004 Santos Limited also participated in 6 delineation and 13 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 25th March 2004

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

Petru 3

Type	Gas Appraisal	
Location	Texas, USA Mountainside Prospect, Willacy County.	
Status at 0600hrs 24/03/04 (Houston Time)	Petru 3 is drilling ahead. Depth and progress for the week is 2198m. The well spudded on 17/3/03.	
Planned Total Depth	4572m	
Interest	Santos Group	34.375%
Operator	Dominion E & P	

Taunton 4

Type	Near Field Oil Exploration Well	
Location	Offshore WA, Carnarvon Basin, Barrow Sub-Basin TP/7 (3), 0.65km S of Taunton 1, 1.02km SSW of Taunton 2, and some 200km WSW of Dampier.	
Status at 0400hrs (WST) 25/03/04	Running in hole to drill ahead. The current depth and progress for the week is 659m. Taunton 4 spudded on 23/03/04.	
Planned Total Depth	1450m	
Interest	Santos Group	43.711%
	Apache	39.658%
	Tap Oil	12.474%
	Pan Pacific	4.157%
Operator	Santos Group (well drilled by Apache on Santos' behalf)	

Week Ending 25th March 2004

Development Wells

Big Lake 77

Type	Gas Development	
Location	SA, Cooper Basin PPL 11 (Former Moomba Block), 0.1km SW of Big Lake 61, 0.31km WNW of Big Lake 2 and some 16.5km SE of the Moomba Gas Plant.	
Status at 0600hrs 25/03/04	Tripping for a new bit. The current depth is 2744m with 2043m progress for the week.	
Planned Total Depth	3050m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources	4.75 %
	Basin Oil NL	2.10 %
Operator	Santos Group	

Swan Lake 7

Type	Gas Development	
Location	SA, Cooper Basin PPL 101 (Former Merrimelia Innamincka Block), 0.68km NE of Swan Lake 5, 0.72km SW of Swan Lake 4 and some 30km N of the Moomba Gas Plant.	
Status at 0600hrs 25/03/04	Completing wireline logging programme. The well reached a total depth of 3076m with 662m progress for the week. The well will be cased and suspended as a future gas producer.	
Planned Total Depth	3060m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources	4.75 %
	Basin Oil NL	2.10 %
Operator	Santos Group	

Bayu Undan Development Program

Type	Gas/Condensate Horizontal Development	
Location	Timor Sea 11 well batch drilling program from Platform BU-DPP, 3km W of Undan 3, and some 500km WNW of Darwin.	
Status at 0600hrs 24/03/04	**RUNNING COMPLETION OPERATIONS IN D15.** Continuing batch drilling operations for surface hole sections. **D01:** Current depth 164.5m, 762mm casing run and set. **D04:** Current depth 2382m, 340mm casing run. **D05:** Current depth 835.0m, 508mm casing run and set. **D06:** Current depth 3208.0m, 340mm casing run and set. **D07:** Current depth 831.0m, 508mm casing run and set. **D08:** Current depth 4573.0m, 168mm liner run and set. **D09:** Current depth 4277.0m, 168mm liner run and set. **D11:** Current depth 837.0m, 508mm casing run and set. **D13:** Current depth 837.0m, 508mm casing run and set. **D14:** Current depth 837.0m, 508mm casing run and set. **D15:** Current depth 4373m. 168mm liner run and set.	
Planned Total Measured Depth	3909m – 6095m	
Interest.	Santos Group	10.64%
Operator	Conoco Phillips	

During the week ending 25th March, 2004 Santos Limited also participated in 6 delineation and 13 development wells.
A complete list of Santos' drilling activity is available from www.santos.com